SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

111444-10-5

(CUSIP Number)

Steven A. Sugarman

16845 Von Karman Avenue

Suite #200

Irvine, CA 92606

Copies to:

Gary J. Simon

Hughes Hubbard & Reed, LLP

One Battery Park Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444-10-5	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Steven A. Sugarman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

As of the date hereof, Mr. Sugarman directly owns no shares of common stock, par value $0.01 per share (“Shares”), of Broadway Financial Corporation (the “Registrant”). However, as a result of wholly-owning Sugarman Enterprises, Inc. (“Enterprises”), which controls TCC Manager, LLC (“Manager”), which controls The Capital Corps, LLC (“Capital”), which wholly owns Commerce Home Mortgage, LLC (“Commerce”), Mr. Sugarman may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Sugarman has an indirect interest in a portion of the same 1,846,154 Shares already reported above by virtue of an indirect ownership in Capital. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, Mr. Sugarman disclaims all such beneficial ownership except to the extent of his pecuniary interest therein.

[2]

Calculation of percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Registrant’s Form 10-K Annual Report for the fiscal year ended December 31, 2019, as amended to date, filed with the Securities and Exchange Commission (the “Form 10-K”), which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Mr. Sugarman.

CUSIP No. 111444-10-5	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Sugarman Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[3]

As of the date hereof, Enterprises directly owns no Shares. However, as a result of being in control of Manager, which controls Capital, which wholly owns Commerce, Enterprises may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Enterprises disclaims all such beneficial ownership except to the extent of its pecuniary interest therein.

[4]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS TCC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[6]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[5]

As of the date hereof, Manager directly owns no Shares. However, as a result of being in control of Capital, which wholly owns Commerce, Manager may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Manager disclaims all such beneficial ownership. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

[6]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 5 of 6

1	NAMES OF REPORTING PERSONS The Capital Corps, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[8]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[7]

As of the date hereof, Capital directly owns no Shares. However, as a result of being the wholly-owning direct parent of Commerce, Capital may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Capital disclaims all such beneficial ownership.

[8]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Capital.

CUSIP No. 111444-10-5	13D	Page 6 of 6

1	NAMES OF REPORTING PERSONS Commerce Home Mortgage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.57%[9]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]

Percentage based on 19,282,571 shares of the Registrant’s voting common stock issued and outstanding as of April 6, 2020, as stated in the Form 10-K, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Commerce.

Item 1.	Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D, as amended prior hereto, relating to shares of common stock, par value $0.01 per share, of Broadway Financial Corporation (the “Registrant”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “Schedule 13D”) to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings described to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On May 8, 2020, The Capital Corps, LLC (“Capital Corps”) delivered a letter (the “Letter”) to the Board of Directors of the Registrant (the “Board”) referring to the proposed acquisition by Capital Corps of the Registrant. The full text of the body of the letter is set forth below:

“We are disappointed that your Board of Directors has rejected out of hand and will not discuss our offer to acquire 100% of the common stock of Broadway Financial Corporation for $1.75 per share, a 12% premium to tangible book value1 and almost 30% premium to the 30-day average closing price when made.

Our offer price is above the median transaction price for M&A transactions for comparable banks2 in both California (EXHIBIT A: California Comparable Transactions) and the United States (EXHIBIT B: Nationwide Comparable Transactions) and represents a substantial premium to current trading values for public banks generally (EXHIBIT C: Nationwide Comparable Public Companies).

Broadway’s earnings have fallen in each of the past five years and it continues to lag its peers. Its cost of funds (1.72%) is higher than any comparable bank’s and a multiple of the peer group averages (See exhibits). Moreover, Broadway has among the highest concentrations in commercial real estate of any bank or thrift regulated by the Office of the Comptroller of the Currency, making it particularly exposed to credit losses from the current pandemic. Broadway’s Board of Directors is not representing the interests of shareholders by ignoring our offer of $1.75 per share, or 112% of tangible book value, particularly in light of the dramatic reductions in bank valuations post-COVID-19. For example, Bank of Southern California in San Diego, CA and CalWest Bancorp in Rancho Santa Margarita, CA recently reported that they agreed to reduce merger consideration by approximately 20%.

To be clear, we will extend to the Board a second chance to consider our offer to negotiate a definitive agreement to acquire all outstanding common shares on the following terms:

•	All cash purchase of $1.75 per share

•	Standard terms and conditions to be proposed by the company and its advisors.[3]

Broadway’s Board is wasting precious resources and time preventing its shareholders from considering an attractive offer and obtaining liquidity for their stock at a full and fair price. The Board is also working to hide basic information requested by us as shareholders that is readily available from the company’s books and records. As time goes by, the Board’s conduct continues to erode shareholder value.

It is time to work together for the benefit of all shareholders and the communities we serve. It is time to allow this important institution to begin anew its service to Los Angeles’ low-income and minority communities that remain underbanked. Please join us in this project to find a positive outcome for Broadway’s shareholders and our community.”

*        *        *         *

The foregoing does not purport to be or contain a complete description of the Letter, a copy of which, including the exhibits thereto, is filed as Exhibit 99.1 to this Amendment No. 4 and incorporated herein by this reference.

Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described in the Schedule 13D as hereby amended and as follows. The Reporting Persons are continually reviewing their interest in the Registrant. Depending upon (i) the Registrant’s businesses, assets and prospects and the outcome of discussions with the Board regarding a potential acquisition, (ii) other plans and requirements of the Reporting Persons, (iii) general economic conditions and overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (iv) the price at which shares of Common Stock are available for sale, and (v) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to pursue the potential acquisition with the Registrant or to not pursue the potential acquisition and instead decrease their holdings of Common Stock, and may seek to engage in communications with management or the Board of Directors of the Registrant or with other stockholders of the Registrant concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and either individually or together with others may make additional proposals with respect to the Registrant that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Letter from The Capital Corps, LLC to the Registrant dated May 8, 2020.

[1]	Book value of equity less intangible deferred tax asset at 12/31/19
[2]	Depository M&A deals with bank target assets less than $750 million and negative LTM ROAA
[3]

We are prepared to consider any reasonable and customary form of a Letter of Intent to be provided by the Company. We have yet to be asked a single question about our original offer so we are concerned the Company may be attempting to create “strawman” excuses by objecting to immaterial language that we provided. Therefore, we are making clear we are open to any such form of the LOI that the Company may propose.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

SUGARMAN ENTERPRISES, INC.

By:	/s/ Steven A. Sugarman
Name:	Steven A. Sugarman
Title:	President

TCC MANAGER, LLC

By: Sugarman Enterprises, Inc., as its Manager

By:	/s/ Steven A. Sugarman
Name:	Steven A. Sugarman
Its:	President

THE CAPITAL CORPS, LLC

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name:	Carlos P. Salas
Title:	President

COMMERCE HOME MORTGAGE, LLC

By: The Capital Corps, LLC, as its Manager

By: TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
Name:	Carlos P. Salas
Title:	President

/s/ Steven A. Sugarman
Steven A. Sugarman